[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 16, 2008

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation

Registration Statement on Form S-1

Filed May 8, 2008

File No. 333-150760

Dear Mr. Schwall:

Set forth below are the responses of Noranda Aluminum Holding Corporation (“Noranda” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letters dated July 8, 2008 and July 9, 2008, regarding the Company’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and we have enclosed six courtesy copies of such Amendment No. 2 marked to show changes from Amendment No. 1 as filed on June 18, 2008. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 2.

Staff Letter Dated July 8, 2008

Form S-1 filed June 18, 2008

General

1.	We remind you of prior comments 4, 6, and 63. We will not be able to process a request for the acceleration of the effectiveness date of the registration statement until you file all missing exhibits and omitted information, and we have an opportunity to review the information.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to complete this information as promptly as practicable after such information has been finalized.

2.	We note that you filed a request for confidential treatment. We may issue additional comments relating to your application under a separate cover. Please note that we will not be in a position to consider a request for the acceleration of the effectiveness date of the registration statement until all comments, if any, on your application are cleared.

Response: The Company acknowledges the Staff’s comment and acknowledges that it cannot request acceleration until the request for confidential treatment has been resolved.

3.	Please file as correspondence the letter dated June 18, 2008, in which you provide supplemental information from third parties sources that you use to support certain statements in the registration statement.

Response: The Company has filed its letter to the Staff, dated June 18, 2008, as correspondence in response to the Staff’s comment.

4.	Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will continue to monitor its requirements pursuant to Rule 3-12 of Regulation S-X.

5.	Please provide updated consents with your next amendment.

Response: The Company has filed updated consents with Amendment No. 2. Please see exhibits 23.2, 23.3, 23.4 and 23.5 to Amendment No. 1.

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

Overview, page 1

6.	We note your response to prior comment 13 and we reissue it in part. Please identify the source or sources that support the statements that you have chosen to retain. In this regard, you note that Brook Hunt provides support for the first two statements and that data from the Aluminum Association Industry Statistics supports the third statement.

Response: The Company has revised the Registration Statement in response to the Staff’s comment by adding sources to the body of the Registration Statement. Please see pages 76 and 79. The Company has revised the statement on page 4 which previously read, “Our downstream business’s largest rolling mill, the Huntingdon-West facility, is recognized as the fastest, widest and most modern rolling facility in North America,” to read, “Our downstream business’s largest rolling mill, the Huntingdon-West facility, is recognized as one of the most advanced aluminum production facilities.” In addition, the Company respectfully advises the Staff that it believes that the statement, “We are a leading North American vertically integrated producer of value-added primary aluminum products and high quality rolled aluminum coils,” is supported by the overall disclosure presented in the Registration Statement.

Summary Historical and Pro Forma Financial and Other Data, page 8

7.	We have reviewed your response to prior comment number 17. We note disclosure on page 14 that your calculation of total cash cost includes an adjustment for “non-cash charges relating to inventories that have been revalued at fair value at the date of the Xstrata Acquisition and Apollo Acquisition and recorded in cost of sales during the periods presented resulting from the sales of inventories.” Please remove this disclosure from your determination of total cash cost as it relates to a purchase accounting basis adjustment.

Response: As discussed on page 13, “[…] cash cost represents […] cost of producing commodity grade aluminum.” The Company respectfully advises the Staff that the Company believes that including the effects of a purchase accounting basis adjustment for inventory is inconsistent with the purpose of representing the production cost. We have revised our disclosure to clarify that we are removing a purchase accounting basis adjustment. Please see pages 13 – 14.

8.

We note your disclosure that “all of the following adjustments are specified by [y]our credit documents and the indentures governing [y]our notes, which also require the calculation of Adjusted EBITDA for the last twelve months” and your related disclosure on page 62. Please provide a cross reference to your disclosure on page 62 and expand that disclosure to clarify whether or not this relates to a covenant. If it is related to a covenant please expand your disclosure to address

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

the following for each credit agreement:

•	explain the exact nature and requirements of the covenant;

•	clarify the difference between pro forma Adjusted EBITDA and the historical Adjusted EBITDA you have disclosed;

•	clarify, if true, that the debt covenant also define the historical Adjusted EBITDA in addition to the pro forma EBITDA;

•	the materiality of the credit agreement and the covenant;

•	the amount or limit required for compliance with the covenant; and,

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

Refer to Question Number 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 15 and 67-68.

9.	We note your related disclosure on pages F-23 to F-25. We note that you refer to a Net Debt to EBITDA ratio. Please clarify whether or not this covenant is in addition to the Adjusted EBITDA covenant.

Response: On pages F-24 and F-25, the Company refers to the “Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loans)”. The Company respectfully informs the Staff that this reference is to the same covenant compliance ratio discussed on pages 67 and 68, which we refer to in the Registration Statement as “net senior secured debt to Adjusted EBITDA.”

10.	We note your response to our prior comments 18 and 39 and we are continuing to consider your presentation.

Response: The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the Company’s response below to comment #1 of the Staff’s letter dated July 9, 2008.

Risk Factors, page 19

“Our business is subject to unplanned business interruptions...,” page 26

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

11.	Provide further context to your risk factor disclosure by referencing specific events that have occurred or are reasonably likely to occur that could cause an interruption in your business. For example, reference the ongoing status of negotiations with labor unions operating in St. Ann, Jamaica and disclose the work slowdown that occurred in connection with such negotiations in April 2008.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 26 – 27. In addition, the Company respectfully advises the Staff that the one-day work slowdown at St. Ann is not the type of “business interruption” the Company is referencing in this risk factor. The slowdown was not a significant event for the Company. Historically, slowdowns are not atypical events during labor negotiations, particularly in Jamaica, and management expects that a reasonable settlement will ultimately be reached. The Company respectfully directs the attention of the Staff to the risk factor titled “We could experience labor disputes that disrupt our business,” on page 27, and “Business—Employees” on page 91 for additional disclosure regarding St. Ann’s ongoing labor negotiations in Jamaica.

“We may encounter increases...,” page 23

12.	We note the added disclosure regarding the current status of negotiations under the Establishment Agreement with the Government of Jamaica. Tailor your discussion in this risk factor to address potential increases in your overall costs that could result from the renegotiation of the fiscal structure applicable to your operations in Jamaica.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 23 – 24 and 85.

Capitalization, page 39

13.	Please explain why the cash dividend declared on June 13, 2008 is not reflected in your determination of pro forma capitalization.

Response: The Company has revised the Registration Statement to reflect the cash dividend declared on June 13, 2008 in the Company’s determination of pro forma capitalization. Please see page 38.

Results of Operations, page 54

Three Months Ended March 31, 2008..., page 54

14.

Rather than stating that the net effect of the items listed contributed to decreases in net income and operating income, provide further detail by identifying the principal line items that negatively impacted income and quantify the percentage of the decrease attributable to a specific component, if material to an understanding in

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

changes from the prior period.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 60-61.

Business, page 71

The Transactions, page 76

15.	We note your response to prior comment 45. Given the amount of your outstanding debt, totaling $1,151.7 million, it is unclear why the board determined that the Special Dividend was in the “best interests of the company and [y]our stockholders to recapitalize the company.” Please discuss in more detail the board’s reasons for declaring the dividend. Also update your disclosure to discuss the June 2008 dividend and the board’s reasons for declaring it.

Response: [Redacted Material—See FOIA Confidential Treatment Request dated July 16, 2008.]

Primary Metal — Upstream, Business, page 68

16.	We note your response to prior comment 46. Please explain in further detail what constitutes a “market” in these circumstances and how pricing is determined in such market. Also discuss whether alternative means of transportation are readily available.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 83.

St. Ann Bauxite Mine, page 70

17.	We note your response to prior comment 49 and reissue the comment partially. If material, please disclose the dollar amount of sales to Sherwin Alumina Company for the years ended December 31, 2005, 2006, and 2007. Otherwise, please state that the amounts are not material. Additionally, consistent with Item 601(b)(10) of Regulation S-K, please file the contract with Sherwin Alumina Company as an exhibit to the registration statement.

Response: The Company respectfully advises the Staff that the dollar amounts of sales to Sherwin Alumina Company are not material to the Company and that the Company is not required to file this contract pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii) states that, subject to certain listed exceptions, “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

need not be filed.” The Company respectfully advises the Staff that the agreement between St. Ann and Sherwin Alumina Company, for the sale of bauxite, is of a type that normally accompanies St. Ann’s business and none of the exceptions to Item 601(b)(10)(ii) apply to these agreements. Therefore, this agreement is not required to be filed under Item 601(b)(10) of Regulation S-K.

In addition, the agreement with Sherwin Alumina Company is immaterial in amount to the Company. Item 601(b)(10)(ii) states that even agreements that fall within the listed exceptions do not need to be filed if such contracts are “immaterial in amount or significance.” The dollar amount of sales to Sherwin Alumina Company are not material to the Company. Therefore, the contract with Sherwin Alumina Company is not captured by Item 601(b)(10) and does not need to be filed as an exhibit to the Registration Statement.

Executive Compensation, page 85

Setting Executive Compensation, page 94

18.	We refer you to the statement, “The Compensation Committee intends that the aggregate levels of executive compensation opportunity for our executive officers should be consistent with the range of compensation paid by other similarly situated companies give the achievement of similar financial and operating performance.” If such is the case, please disclose the companies comprising the group of similarly situated companies against which you compare the compensation of the named executive officers. Also disclose whether you set total compensation and the elements of compensation within a certain percentile range of the compensation paid by the comparison group.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 99.

19.	We note your reference to the Hay Associates job evaluation system. Please disclose whether you retained Hay Associates as a consultant.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 99.

20.	We reissue prior comments 56 and 57. It does not appear that you have disclosed the targets related to the performance measures you disclose.

Response: With respect to prior comment 57, the Company has revised the Registration Statement in response to the Staff’s comment. Please see page 101.

With respect to prior comment 56, the Company respectfully submits that disclosure of the performance targets for the Company’s Annual Incentive Plan is not

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

required because the targets are not material to an investor’s understanding of the compensation programs for our named executive officers. The Company also believes that disclosure of these targets will cause substantial competitive harm to our Company.

These targets are not material to an investor’s understanding of the compensation programs for our named executive officers.

As we have disclosed in the Registration Statement, determination of bonuses under our Annual Incentive Plan is based on multiple performance metrics for each of our named executive officers. For 2008, compensation under the plan for named executive officers not specifically assigned to either the New Madrid or Norandal division is based on a composite of the results of these two divisions, while compensation under the plan for executives specifically assigned to one of the divisions is based 50% on the composite results for the two divisions and 50% on the result’s of the executive’s division. As we have previously disclosed, New Madrid performance is based on four independent metrics (metal production, cash cost, cash flow and safety performance), and Norandal performance is determined based on three metrics (division EBITDA, inventory turns, and safety performance). In each case, as we have previously disclosed, 10% of the divisional performance is measured based on a composite EBITDA target. The Company selected these goals and specific targets because they are critical cornerstones of our strategic plan and are expected to be the most meaningful metrics to build a sustainable competitive position. To build a sustainable competitive position the company must improve its productivity by reducing and maintaining costs year over year while maximizing cash generation to support sustained significant investment of capital in its assets, in its production processes and product applications. Improving safety for our work force is a crucial priority and demonstrates our commitment to the ongoing health and well being of our entire team. Success requires significant outlays of human effort, therefore, the Company establishes the Confidential Targets to align the organization to achieve these extremely challenging goals.

Thus, each named executive officer’s 2008 Annual Incentive Plan bonus will be determined based on at least seven separate performance goals. Given the relative portion of total compensation represented by the Annual Incentive Plan and the relative percentage of Annual Incentive Plan compensation represented by each performance metric, we do not believe that the disclosure of any such goals would be material to an investor’s understanding of our annual incentive compensation awards under the Annual Incentive Plan or our total executive compensation programs. Moreover, we do not believe that disclosure of these objectives could be accomplished succinctly with the detail and analysis that is expected under the new rules, and likewise believe that the additional disclosure would not further the Staff’s objective of making executive compensation disclosure accessible to the average investor. We respectfully submit that the detailed overview of the structure of the Annual Incentive Plan for 2008 that we added in response to prior comment 56 will be more valuable to an investor than a

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

discussion of the actual performance goals, none of which are in any event material to an understanding of our overall compensation program.

Finally, we note that the level at which the Committee determines whether named executive officers will receive 100% of their target payout is merely one performance point on a continuum from 0%–200% of such payouts, depending on the degree of achievement of each of the various goals. In other words, there is no single target. Rather, there is a range of possible payouts based on various levels of achievement, and no single point or points along that continuum are material.

In this regard, we note that Instruction 1 to Item 402(b) of Regulation S-K provides that the disclosure standard under the rules is not whether disclosure of particular information would be sufficient to convey an understanding of a plan, but rather whether it is necessary. Among the six topics required to be addressed in the Compensation Discussion and Analysis is “how the registrant determines the amount (and, where applicable, the formula) for each element of pay.” Among the fifteen examples of information that may be required to be addressed in the Compensation Discussion and Analysis is “what specific items of corporate performance are taken into account” and “how specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance.” By contrast, Instruction 1 to the rules governing the Compensation Discussion and Analysis specifically and unambiguously states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. Thus, the rules governing the Compensation Discussion and Analysis merely require disclosure of the formula for determining awards to the extent material and neither the rules nor the preamble to the rules expressly require performance target disclosure.

Given the complexity and number of sub-goals, the disclosures we provide regarding the structure of the program and the amount of the annual incentive award if performance is achieved, as well as past compensation levels, should give investors information sufficient to assess the degree of difficulty inherent in the objectives, so that disclosure and analysis of the sub-goals is not necessary. We note that the same considerations of materiality and competitive harm that apply to the 2008 Annual Incentive Program apply with respect to the 2007 Annual Incentive Program. Although the structure of the program was slightly different in 2007 and contained more individual-specific goals, the same materiality considerations apply as each quantitative target represented a relatively small portion of the overall program, and the program itself represented only one component of our overall compensation scheme.

In sum, given the low percentage of each named executive officer’s total compensation attributable to performance against these objectives, the extensive amount of information otherwise disclosed regarding the Annual Incentive Plan and these objectives, we do not believe that an investor would view the range of the performance

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

objectives under the Annual Incentive Plan as material to his or her understanding of our compensation programs.

Separately, we wish to note that, for the reasons set forth below, disclosure of these targets would result in meaningful competitive harm. While we believe that our exclusion of the targets based on materiality considerations reflects a correct application of the rules under Item 402 and serves the interests of providing the most useful disclosure to investors, we include this discussion of competitive harm, and have added a discussion of degree of difficulty to the Registration Statement, in the event that the Staff disagrees with our view that disclosure of performance targets is not material to an investor’s understanding of our compensation programs.

The Company submits that all quantitative targets for performance under the 2008 Annual Incentive Plan (hereafter the “Confidential Targets”) constitute confidential commercial or financial information, as those terms are defined by, and therefore the Company may properly withhold the Confidential Targets from public disclosure under, the standards set forth in Exemption 4 of the Freedom of Information Act and Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”).1 The Confidential Targets should be afforded confidential treatment for the reasons set forth below:

[1]	Item 6. Statutory Provisions and Legal Authority for Confidential Treatment

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information the disclosure of which would result in competitive harm for the registrant. Instruction 4 to Item 402(b) further provides that a registrant should use the standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, when determining whether disclosure would result in competitive harm to the registrant. Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder set forth the applicable standards. To the extent that a target level has been disclosed publicly a registrant cannot withhold disclosing the information.

The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information,” with the terms “commercial” and “financial” being construed by courts to have their ordinary meanings. See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, customer and supplier lists and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).

Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

The Company has not publicly disclosed the Confidential Information.

The Company has consistently treated its and its divisions’ annual targets for metal production, cash cost, cash flow, inventory turns and EBITDA ) as highly confidential information that has not been publicly disclosed, but rather has been regarded as confidential inside the company and has not been disclosed outside the Company. The Company has not, for example, disclosed any of this information to analysts. In particular, the Company has never publicly disclosed its results on a segment-specific basis, and believes, for the reasons discussed below, that such disclosure would result in significant competitive harm. As a result, the Company believes that the Confidential Targets may be withheld from disclosure if their disclosure would cause competitive harm to the Company.

The Company operates in intensely competitive industries.

As most recently described in Amendment No. 1 to the Company’s Form S-1 Registration Statement, filed with the Commission on June 18, 2008, the Company operates in the highly fragmented and competitive metals industry. The Company competes with a number of large, well-established companies in each of the markets in which the Company operates. The Company’s upstream business competes with a large number of other value-added metals producers on an international, national, regional and local basis. The Company also competes, to a lesser extent, with primary metals producers, who typically sell to very large customers. The Company’s downstream business competes in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills. The Company’s primary product, aluminum also competes with other materials, such as steel, copper, plastics, composite materials and glass, among others, for various applications. In addition, the Company’s downstream business competes with other rolled aluminum products suppliers, on the basis of quality, price, timeliness of delivery, technological innovation and customer service.

Disclosure of the Confidential Targets would cause competitive harm to the Company by providing its competitors with highly sensitive information regarding its business strategy.

Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential). Courts have been clear that it is not necessary to show actual competitive harm; actual competition and the likelihood of competitive harm is sufficient. See, Gulf and Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

Competition in the metals industry is based primarily on costs, quality, service, price and technological innovation. Success in this field requires significant outlays of capital and human effort, reduction in, and maintenance of, costs, as well as innovation in its production processes and product applications. The Company establishes the Confidential Targets to align the organization and achieve these elusive goals, therefore, the targets that are selected are critical cornerstones of our strategic plan and are expected to be the most meaningful metrics to build a sustainable competitive position. The Company believes that disclosure of the Confidential Targets would cause extreme competitive harm to the Company by providing its competitors with highly sensitive information regarding its cost position, expected productivity improvements, capacity to serve its customers, capability to re-invest based on it anticipated profitability, all of which are key elements of its business strategy. Disclosure of the Confidential Targets creates a significant impediment because it provides non-public or foreign competitors, who are not required to disclose their targets, key knowledge of the Company’s business goals and future plans and, accordingly, would severely limit the Company’s ability to compete in the metals industry.

For the upstream business, competitors may use the information concerning cash costs as a benchmark to re-configure their own productivity programs and enhance their competitive position at the expense of the Company. When combined with the information concerning targeted annual metal production, competitors could use this information to target specific customers and market segments to limit the Company’s growth by resetting their capacity allocations to certain segments and/or resetting their price targets.

Similarly, disclosure of EBITDA targets and inventory turns for the downstream business, and cash flow for the upstream business, would give competitors key metrics on our capacity to re-invest in our assets and human capital. By having a clear and direct benchmark, competitors could reset their own targets and productivity programs, impairing the company’s ability to create a sustainable competitive position.

Competitive harm is of particular concern with respect to the annual EBITDA, cash flow, metal production, cash cost, and inventory turns because disclosure of these Confidential Targets would allow competitors and financial markets an opportunity to learn critical company strategy, plans, and specific profit goals for individual business segments that are not publicly reported on a segment basis. Because of the speed of competitive response in this industry, these annual targets would be sufficient benchmark information to permit competitors to adjust their resources and strategy to the competitive detriment of the Company.

Disclosure of the Confidential Information would cause competitive harm to the Company by hindering its ability to retain highly qualified executives.

The Company’s competitive success relies to a significant degree on its ability to attract and retain highly qualified executives. Competition for qualified executives in a

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

specialized industry such as the metals industry is intense. There are only a limited number of qualified persons who have significant experience in these industries. We believe our competitors actively recruit our executives and that we are constantly at risk of losing key executives to our competitors: executives that are essential to our competitive success and could only be replaced at great expense of time and money. Disclosure of the Confidential Targets would greatly facilitate our competitors’ attempts to hire our executives, by allowing them insight into the individual’s performance goals, to assess the likelihood of achievement, and to “outbid” the Company’s compensation packages. We note that the court in National Parks and Conservation Association v. Kleppe, 547 F. 2d 673 (D.C. Cir. 1991), which case the Staff cited in its guidance on Item 402, found persuasive the risk of “personnel raiding” as a factor in determining in that case that the disclosure of commercial information would cause competitive harm (Id. at 684).

We believe that the disclosure in the Registration Statement of actual bonus amounts, description of the program, aggregate percentage achievement, and 2007 results, provides more than adequate information

For the foregoing reasons, the Company believes that the Confidential Targets identified above are confidential information which, if disclosed, could create significant competitive harm. However, as noted above, the Company in any event believes that disclosure of performance targets is not material to, and would not serve to aid, an investor’s understanding of our compensation programs.

Certain Relationships and Related Party Transactions, page 103

21.	We note your response to prior comment 62. We reissue the comment partially. We note that the Goodman Global contract represented more than 10% your sales for 2007. Given the nature and materiality of the contract, it appears that Item 601(b)(10) of Regulation S-K requires the filing of the contract.

Response: The Company respectfully advises the Staff that the Goodman Global, Inc. contract represented less than 5% of the Company’s sales in 2007 (sales to Goodman Global, Inc. were $63.8 million out of $1,395.1 million in total sales).

Item 601(b)(10)(ii) states that, subject to certain listed exceptions, “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” The Company respectfully advises the Staff that the agreement with Goodman Global, Inc., for the sale of rolled aluminum products, is of a type that normally accompanies the Company’s business and none of the exceptions to Item 601(b)(10)(ii) apply to these agreements. Therefore, this agreement is not required to be filed under Item 601(b)(10) of Regulation S-K.

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

In addition, the agreement with Goodman Global, Inc. is immaterial in both amount and significance. Item 601(b)(10)(ii) states that even agreements that fall within the listed exceptions do not need to be filed if such contracts are “immaterial in amount or significance.” Sales to Goodman Global, Inc. accounted for less than 5% of the Company’s total sales in each of the last three years. Therefore, the agreement with Goodman Global, Inc. is not captured by Item 601(b)(10)(ii) and need not be filed as an exhibit to the Company’s Registration Statement.

Financial Statements

Note 21 — Reclassification, page F-47

22.	Please expand your disclosure to clarify and explain in greater detail why certain amounts were reclassified from the cost of sales to the selling, general and administrative line items. You indicate that the reclassified items were principally administrative-type costs and then indicate that they were originally classified as cost of sales because they “were associated with [your] operating divisions.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-47.

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-47

23.	We note your response to our prior comments 67 and 69 and we are continuing to consider your response.

Response: The Company acknowledges the Staff’s comment and respectfully directs the attention of the Staff to the Company’s response to comment #2 of the Staff’s letter dated July 9, 2008 below.

Staff Letter Dated July 9, 2008

Form S-1 filed June 18, 2008

Summary Historical and Pro Forma Financial and Other Data, page 8

1.	We note your response to our prior comments 18 and 39 and continue to be unable to agree with your conclusions. Please refer to Discussion Document C to the April 9, 2008, as amended June 9, 2008, SEC Regulations Committee which can be located on their website at:

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion_Document_C_04092008_Joint_Meeting.pdf.

Please contact us at your earliest convenience if you would like to discuss this matter in greater detail.

Response: The Company respectfully informs the Staff that in response to prior comment 18, the Company has revised its filing to remove the columns that presented the combination of operating results of predecessor and successor entities within a fiscal year, and has replaced that information with pro forma operating results as determined under Article 11 of Regulation S-X. Please see pages 10 and 47-48.

Further, as discussed in a telephone conversation with Brad Skinner and Carmen Moncada-Terry of the Staff on July 14, 2008, the Company has revised its discussion of operating results in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to remove the presentation and discussion of combined results. The Company, in accordance with Article 11 of Regulation S-X, has replaced such disclosure with a discussion of the following comparisons:

A.	Actual three months ended March 31, 2008 compared to pro forma three months ended March 31, 2007, with pro forma amounts determined as though the May 2007 acquisition occurred on January 1, 2007.

B.	Pro forma year ended December 31, 2007 compared to pro forma year ended December 31, 2006, with pro forma amounts determined as though the May 2007 acquisition occurred on January 1, 2007 and 2006, respectively.

C.	Pro forma year ended December 31, 2006 compared to pro forma year ended December 31, 2005, with pro forma amounts determined as though the August 2006 acquisition occurred on January 1, 2006 and 2005, respectively.

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-47

2.	We note your response to our prior comments 67 and 69. Please explain in greater detail why Deloitte Touche Tomatsu was not independent with respect to the Joint Ventures for 2006 under SEC Regulations S-X 201(c)(5). Additionally, explain why this circumstance did not impact their independence for 2005 or 2007. We may have further comment.

Response: The Company respectfully informs the Staff that on January 18, 2008, the Company and its auditors, Ernst & Young LLP, consulted with Vassilios Karapanos from the Office of the Chief Accountant and Louise Dorsey from the Division of Corporation

Mr. Schwall

Securities and Exchange Commission

July 16, 2008

Finance in a matter concerning the independence of the auditors of the Joint Ventures’ financial statements—the Jamaican and US member firms of Deloitte Touche Tohmatsu (collectively “DT”). The result of the consultation was that the Staff did not disagree with the Company’s conclusions regarding DT’s independence.

* * * * *

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

Exhibit A

Advanced Scheduling helps Norandal achieve

Automated Production

Norandal’s ultra modern, highly automated aluminium foil plant at Huntingdon, Tennessee, uses advanced scheduling and planning solutions from Broner Metals Solutions to optimise output and provide high productivity, flexibility and minimised costs.

$240m Investment

Automated Coil Storage facility

Norandal USA Inc. manufactures aluminium foil products in the North American market with four plants in the United States, including one of the most advanced aluminium production facilities at Huntingdon in Tennessee. This plant, is part of the $240m “Quantum Leap” expansion program, and was designed to use the latest, state-of-the-art technology for casting, rolling and material handling, to provide increased capacity, high quality and lower costs in order to increase market share in a highly competitive market.

The plant is designed to produce over 100,000 tonnes per year of heavy gauge aluminium foil using four casters, which cast directly into coils. These coils are then cold-rolled in a six-high, single-stand mill with in-line coil preparation and automated coil handling, spool handling and scrap handling systems to move material from one process to the next. The storage and retrieval system is also fully automated and can handle up to 246 coils weighing up to 23 tons. There is a high speed rolling mill operating at up to 6000 feet per minute producing foil between 54 and 90 inches wide and down to 0.003 inches gauge.

Planning & Scheduling- Automation Requirements

The requirement was to build a fully automated plant, with the latest real-time planning and scheduling solutions that would be integrated directly with the Manufacturing Execution System (MES) and ERP systems and also allow for manual intervention where required. The objectives of the solution are to schedule coils through the production processes and equipment while balancing production constraints with customer needs and minimum cost goals. The coils are cast in the largest possible dimensions, and are then rolled several times in order to reach the required gauge, together with passes through the annealing furnace to counter the effects of work hardening, before finally being cut to customer coil size at the slitters. Norandal required full visibility of customer orders during production, including their physical location within the production process and the stage of production, in order to improve customer service. Trim Optimisation was one of the most important requirements, as this would allow Norandal to provide the maximum number of orders per coil with faster delivery times, fewer remnants and less scrap.

Solution Description

Norandal chose a specialised metals industry solution, from Broner Metals Solutions comprising four component products - Material Planner, Allocation Editor, Production Scheduler and Schedule Editor – that offered particular advantages in the areas of MES integration and Trim optimisation.

For each cast coil that is manufactured, the Material Planner automatically allocates, previously unallocated or new, customer orders to that coil, and produces the cutting plan. It groups together orders based on alloy, final gauge and similar coil diameter, then starting from the most important order based on due date and priority, it uses a set of user defined rules to obtain the best fit based on business objectives. It then sends details of the allocated orders and the cutting plan to the MES.

The Allocation Editor allows manual editing of this cutting plan by allocating or deallocating orders from the plan. The diagram shows the cutting plan that has been produced by the Material Planner. Each rectangle identified by an order number is

Cutting plan optimises allocation of orders

the final coil required for that order with the red line indicating the minimum and maximum length variation allowed. If a manual change is needed, for example a defective quality coil has been produced and a replacement for this could be produced by re-allocating production from one customer to another, then this is easily performed from this screen.

The Production Scheduler handles the detailed sequencing of orders through all the rolling and finishing equipment using optimisation algorithms to provide a synchronised schedule of operations for all customer orders on all machines throughout the whole plant. The Production Scheduler balances the operational rules and constraints of each machine, and the available and scheduled inventory, against the priorities of each order, to produce a schedule that minimises production costs and maximises delivery performance. The schedule may be optimised according to plant defined rules that may vary the priorities given for example between maximising throughput, maximising on-time delivery, or minimising cost.

The resulting schedule is displayed using the Schedule Editor, allowing experienced human schedulers to make amendments in order to respond rapidly to minor disruptions to the schedule execution, for example to schedule a new and urgent customer order.

Schedule of rolling and annealing processes

The screen shows the schedule of coils through the cold-rolling mill. The vertical bars show each coil passing through the mill and its rolling width, and below that the gauge. They are identified by different colours according to the annealing process (Practice) applied to each coil.

These solutions are closely integrated with the ERP and MES systems. The ERP system supplies customer order details together with product and routing details. Schedules, material requirements and cutting plans feed into the MES which provides feedback of detailed production status such as coils started, completed and scrapped.

Results so far

The result is a fully integrated, automated operation. The ‘new coil’ allocation is run as required, but in addition Norandal is able to re-run the entire coil allocation for all coils, in order to take advantage of any improvements that could be made by reallocating customer orders.

The new plant started production in 2001 and is increasing in capacity with the ramp-up of operations, which is expected to take 5 years. The new capacity and the fact that it is produced on the most up-to-date and most efficient plant, has allowed Norandal to significantly decrease costs and increase market share, and also made it possible to enter new markets.

Bob Clayton, the Project Director in charge of this major investment programme said “Broner was our system of choice to meet our objectives and we have been pleased with the result.”

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July 2003

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